

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Anthony K. Slater
Executive Vice President and Chief Financial Officer
Pike Corporation
100 Pike Way
Mount Airy, North Carolina 27030

  Re: Pike Corporation
    Preliminary Proxy Statement on Schedule 14A
    Filed September 19, 2014
    File No. 001-32582

    Schedule 13E-3 by Pike Corporation, Pioneer Parent, Inc., Pioneer Merger
    Sub, Inc., et al.
    File No. 005-81570
    Filed September 19, 2014

Dear Mr. Slater:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Pamela Long

            Pamela Long
            Assistant Director

cc: James R. Wyche, Esq. (*via e-mail*)
    Moore & Van Allen